Exhibit 1

   [LOGO]  SCHIFF HARDIN LLP               6600 Sears Tower
                                           Chicago, Illinois 60606
                                           t. 312-258-5500
                                           f. 312-258-5560
                                           www.schiffhardin.com

   Christopher J. Zinski
   Direct Dial: (312) 258-5548
   E-Mail: czinski@schiffhardin.com

                                      April 18, 2005

   BY FACSIMILE AND FEDERAL EXPRESS
   --------------------------------

   Peter C. Underwood, Esq.
   Foley & Lardner LLP
   777 East Wisconsin Avenue
   Milwaukee, Wisconsin  53202-5306

   Dear Mr. Underwood:

        This letter follows up on the telephone discussion we had on April 13, 2005 in which I inquired on behalf of my clients, Douglas Kratz and Perry Hansen, when the board of directors of Ridgestone Financial Services, Inc. (the "Company") will respond to their $17,110,000 cash offer to acquire control of the Company, all as set forth in Mr. Kratz's letter to the board of directors dated March 21, 2005. You indicated that you would discuss my inquiry with your client. To date, the Company has not responded to my clients' proposal.

        I am authorized to inform you that, while Messrs. Kratz and Hansen remain interested in acquiring control of the Company, the offer contained in Mr. Kratz's March 21, 2005 letter shall be withdrawn and void effective as of 5 p.m. central time on Wednesday, April 27, unless Mr. Kratz has received a letter of acceptance from your client by then. By April 27, the Company's board will have had 37 days to consider the offer, which is certainly more than a reasonable amount of time for your client to evaluate and respond to my clients' proposal.

        Your client is reminded that Douglas Kratz and Perry Hansen have been shareholders of the Company since January 30, 2004, collectively own 9.9% of the outstanding common stock of the Company and have devoted significant resources in developing their proposal to acquire control of the Company. My clients have a reasonable expectation that the board of directors will show them the courtesy of a response to their acquisition proposal.

                                 Sincerely,







                                 /s/ Christopher J. Zinski
                                 Christopher J. Zinski

   CJZ:pk
   cc:  Douglas Kratz
        Robert J. Minkus
        Richard T. Miller